Exhibit 99.E

Selected Economic Information of the Republic of the Philippines

	2019	2020	2021	2022		2023		2024(1)

	(₱ in billions, except as indicated)
GDP (at then-current market prices)	19,517.9	17,951.6	19,410.6	22,028.3		24,318.6		N/A
GDP (at constant 2018 prices)	19,382.8	17,537.8	18,540.1	19,945.6		21,051.8		N/A
GDP per capita, PPP concept (in $ at then-current market prices)(2)	9,365	8,467	9,230	10,497		11,348		N/A
GDP growth rate (%) (at constant 2018 prices)	6.1	(9.5)	5.7	7.6		5.5		N/A
Consumer price inflation rate (2018 CPI basket)(3)	2.4	2.4	3.9	5.8		6.0		3.8	(4)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(3.4)	(7.6)	(8.6)	(7.3)		(6.2)		N/A
Government debt at end of period as % of GDP (at then-current market prices)	39.6	54.6	60.4	60.9		60.1		N/A
Public sector borrowing requirement(5)	(660.2)	(1,371.4)	(1,670.1)	(1,614.1)		(551.7	)(6)	N/A
Consolidated public sector financial position(7)	(196.4)	(976.4)	(1,091.5)	(830.0)		(63.6	)(6)	N/A
Current account surplus/(deficit) as % of GDP (at then-current market prices)	(0.8)	3.2	(1.5)	(4.5)		(2.6	)(15)	N/A
Overall balance of payments position at end of period as % of GDP (at then-current market prices)(8)	(2.1)	4.4	0.3	(1.8)		1.5		N/A
Direct domestic debt of the Government (in million ₱)(9)(10)	7,731,290	9,795,006	11,728,549	13,418,860		14,616,267		14,925,720	(11)
Direct external debt of the Government (in million $)(10)(12)	51,252	64,562	69,803	75,436		82,976		82,621	(11)
Public sector domestic debt(13)	6,307.7	6,712.4	7,315.0	6,981.0	(14)	N/A		N/A
Public sector external debt(12)(13)	2,966.9	3,406.7	3,940.0	4,207.6	(14)	N/A		N/A
Unemployment rate (%)	5.1	10.3	7.8	5.4		4.3	(15)	3.5	(16)
Gross international reserves (in billion $)(10)(17)	87.8	110.1	108.8	99.8		103.8		103.4	(4)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance; Bangko Sentral.

Notes:

(1)	Preliminary data as of January 31, 2024, unless otherwise stated.
(2)	Figure represents annualized per capita GDP, PPP concept. Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.

(3)

Effective February 4, 2022, the base year of the Consumer Price Index (“CPI”) was updated from 2012 to 2018. The rebasing of the CPI is done periodically (1) to ensure that the CPI market basket continues to capture goods and services commonly purchased by households over time; (2) to update expenditure patterns of households; and (3) to synchronize its base year with the 2018 base year of the GDP and other indices. 2022 figures are based on preliminary data as of July 31, 2022. 2022 data is an average of monthly inflation figures.

(4)	Preliminary data as of April 30, 2024.
(5)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(6)	Preliminary data as of June 30, 2023.
(7)

Comprises the aggregated deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(8)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(9)

Represents debt of the Government only and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(10)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(11)	Preliminary data as of March 31, 2024.
(12)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(13)	Includes public sector debt, whether or not guaranteed by the Government.
(14)	Preliminary data as of March 31, 2022.
(15)	Preliminary data.
(16)	Preliminary data as of February 29, 2024.
(17)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2019 – 2024

	2019	2020	2021	2022	2023		2024(1)
GDP growth (constant 2018 prices) (%)	6.1	(9.5)	5.7	7.6	5.5		N/A
GNI growth (constant 2018 prices) (%)	5.4	(11.5)	1.7	9.9	10.5		N/A
Inflation rate (2018 CPI basket)(%)	2.4	2.4	3.9	5.8	6.0		3.8	(2)
Unemployment rate	5.1	10.3	7.8	5.4	4.3	(3)	3.5	(4)
91-day T-bill rate (%)	4.7	2.0	1.1	1.9	5.4		5.9	(5)
External position
Balance of payments ($ million)	7,843	16,022	1,345	(7,263)	3,672	(3)	(936	)(4)
Export growth (%)	2.9	(9.8)	12.5	6.4	(4.1	)(3)	12.3	(4)
Import growth (%)	(0.2)	(20.2)	30.5	19.0	(5.0	)(3)	(0.5	)(4)
External debt ($ billion)	83.6	98.5	106.4	111.3	125.4		N/A
International reserves
Gross ($ billion)	87.8	110.1	108.8	96.1	103.8		103.4	(2)
Net ($ billion)	87.8	110.1	108.8	96.1	103.7		103.4	(2)
Months of retained imports(6)	7.6	12.3	9.7	7.2	7.7		7.7	(2)
Domestic credit growth (%)	10.7	4.7	8.2	12.9	9.2		9.5	(4)

Sources: Philippine Statistics Authority; Bangko Sentral.

Notes:

(1)	Preliminary data as of March 31, 2024, unless otherwise stated.
(2)	Preliminary data as of April 30, 2024.
(3)	Preliminary data.
(4)	Preliminary data as of February 29, 2024.
(5)	Preliminary data as of April 29, 2024.
(6)	Number of months of average imports of goods and payment of services and primary income that can be financed by reserves.

Prices, Employment and Wages

Inflation

The following table sets out the CPI and inflation rate. Figures are based on the 2018 CPI basket.

	Changes in Consumer Price Index
	2019	2020	2021	2022	2023	2024(1)
Consumer price index	102.4	104.8	108.9	115.3	122.2	125.5
Inflation rate	2.4%	2.4%	3.9%	5.8%	6.0%	3.8%

Sources: Bangko Sentral; Philippine Statistics Authority.

Note:

(1)	Preliminary data as of April 30, 2024.

Consumer Price Index

The discussion below is based on the 2018 CPI basket.

The average inflation rate as of April 2024 was 3.8%, lower than the average inflation rate of 6.6% as of April 2023. The lower rate of inflation as of April 2024 was due mainly to decreases in the rates of inflation for alcoholic beverages and tobacco, and housing, water, electricity, gas and other fuels, from 12.7% and 6.5%, respectively, as of April 2023 compared to 4.9% and 0.4%, respectively, as of April 2024.

Producer Price Index (“PPI”)

In January 2021, the 2018 PPI basket was released. The PSA rebased 2019 and 2020 PPI to base year 2018.

The producer price index as of February 29, 2024 recorded an average deflation of 1.2%, compared to average inflation of 3.9% as of February 28, 2023. This was primarily attributable to decreases in the price indices for the manufacture of chemical and chemical products and the manufacture of paper and paper products, which registered an average deflation of 4.4% and 2.0%, respectively.

International Reserves

The following table sets out the gross international reserves of the Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
	2019	2020	2021	2022	2023	2024(1)
	($ in millions, except months and percentages)
Sector
Reserve position in the IMF(2)	590.4	813.1	801.6	789.8	760.9	736.1
Gold	8,015.9	11,650.3	9,332.8	9,282.3	10,557.2	10,255.2
Special Drawing Rights (“SDR”)	1,181.9	1,232.9	3,938.9	3,764.8	3,809.6	3,767.6
Foreign investments	75,303.8	93,644.5	91,624.5	81,369.5	87,854.8	87,887.1
Foreign exchange(3)	2,747.5	2,821.6	3,096.6	942.8	770.7	791.7

Total	87,839.5	110,117.4	108,794.4	96,149.2	103,753.2	103,437.6

Total as number of months of imports of goods and services	7.6	12.3	9.7	7.2	7.7	7.7
Total as a % of short-term debt(4)
Original maturity	510.5	775.0	721.0	578.5	606.9	589.0
Residual maturity	396.5	520.2	545.8	384.3	352.3	362.2

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of April 30, 2024.
(2)	The reserve position in the IMF refers to the country’s claim on the 1MF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.
(3)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.
(4)

Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium-and long-term loans of the public and private sectors due within the next 12 months.

Preliminary data indicates that gross international reserves were $103.4 billion as of April 30, 2024, an increase from the $101.8 billion recorded as of April 30, 2023. This increase was mainly due to an increase of $2.1 billion in foreign investments to $87.9 billion as of April 30, 2024 from $85.8 billion as of April 30, 2023. The level of gross international reserves as of April 30, 2024 was sufficient to cover approximately 7.7 months of imports of goods and payments of services and income, and was equivalent to 5.9 times the Republic’s short-term debt based on original maturity and 3.6 times based on residual maturity. Net international reserves at the end of April 2024 were $103.4 billion.

As of February 29, 2024, according to preliminary data, the Republic’s money supply (M3) was ₱16.9 trillion, an increase of 5.0% from the ₱16.1 trillion as of February 29, 2023. This growth in money supply was mainly driven by the increase in domestic claims, which increased by 9.5% compared to the level as of February 29, 2023. This increase was primarily driven by an increase in net claims on Central Government, which increased by 12.1% compared to the level as of February 29, 2023. The Bangko Sentral’s net foreign asset position increased by 3.6% to ₱6.6 trillion as of February 29, 2024 and the net foreign asset position of other depository corporations decreased by 10.0% to ₱808.2 billion as of February 29, 2024.

In 2020, 2021 and 2022, the average 91-day T-bill rate was 2.02%, 1.1% and 1.9% respectively. In 2023, the average 91-day T-bill rate was 5.4%. As of April 29, 2024, the average 91-day T-bill rate was 5.9%.

The following table presents information regarding domestic interest and deposit rates.

Domestic Interest and Deposit Rates

	Domestic Interest and Deposit Rates
	2019	2020		2021		2022		2023		2024
	(weighted averages per period) (%)
91-day Treasury bill rates	4.7	2.0		1.1		1.9		5.4		5.9	(1)
Bank average lending rates	7.1	7.0	(2)	6.1	(2)	6.0	(2)	7.6	(2)	7.4	(3)

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of April 29, 2024.
(2)	Preliminary data.
(3)	Preliminary data as of February 29, 2024.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. The Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2019	50.744	51.796
2020	48.036	49.624
2021	50.774	49.255
2022	56.120	54.478
2023	55.567	55.630
2024(2)	57.697	56.951

Sources: Reference Exchange Rate Bulletin; Treasury Department; Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.
(2)	Preliminary data for the four months ended April 30, 2024.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2)
	As of December 31,
	2019	2020	2021	2022	2023	2024(3)

	(₱ in millions, except as otherwise indicated)
Medium/long-term debt(4)	7,240,159	8,838,966	10,932,406	13,008,499	14,071,375	14,319,108
Domestic	4,636,469	5,738,647	7,374,271	8,798,026	9,473,038	9,670,877
External (U.S.$)	51,252	64,562	69,803	75,436	82,976	82,621
Short-term debt)(5)
Domestic	491,131	956,040	796,143	410,361	544,892	606,612

Total debt	7,731,290	9,795,006	11,728,549	13,418,860	14,616,267	14,925,720

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, using the Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Preliminary data as of March 31, 2024.
(4)	Debt with original maturities of one year or longer.
(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2)
	As of December 31,
	2019	2020	2021	2022	2023	2024(3)

	(₱ in millions)
Loans
Direct	156	156	156	156	156	156
Assumed(4)	792	792	0	0	0	0
Total loans	948	948	156	156	156	156
Securities
Treasury bills	486,170	949,478	796,143	410,361	529,892	606,612
Treasury notes/bonds	4,640,482	5,744,261	7,374,115	8,797,870	9,487,882	9,670,721

Total securities	5,126,652	6,693,739	8,170,258	9,208,231	10,017,930	10,277,489

Total debt	7,731,290	9,795,006	11,728,549	13,418,860	14,616,267	14,925,720

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral’s reference exchange rates at the end of each period.
(3)

Preliminary data as of March 31, 2024. Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates as of April 1, 2024, which was the next business day following the end of the period indicated.

(4)	Assumed loans of Development Bank of the Philippines, the National Development Company and the Philippine National Bank.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2)
	As of December 31,
	2019	2020	2021	2022	2023	2024(3)

	($ in millions)
Loans
Multilateral	12,793	19,275	22,574	25,155	28,890	30,667
Bilateral	6,484	8,042	8,308	8,581	9,254	8,835
Commercial	5	2	1	1	0	0

Total loans	19,282	27,319	30,883	33,737	38,144	39,502
Securities:
Euro Bonds	841	2,387	4,609	4,320	3,811	3,724
Yen Bonds	3,184	2,388	1,687	1,787	1,615	1,504
Philippine Peso Notes	2,553	2,700	1,679	981	967	973
Chinese Yuan Bonds	569	607	392	0	0	0
U.S. Dollar Bonds	24,823	29,161	30,553	34,611	37,418	35,918
Islamic Certificates	0	0	0	0	1,000	1,000

Total securities	31,970	37,243	38,920	41,699	45,832	43,119

Total	51,252	64,562	69,803	75,436	82,976	82,621

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.
(3)	Preliminary data as of March 31, 2024.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of the date indicated.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1)
	As of March 31, 2024
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total

	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	67,303	67,303	81.5%
Japanese yen	1,258,603	8,312	10.1%
Euro	5,107	5,512	6.7%
Peso	54,341	973	1.2%
Other currencies	—	521	0.6%

Total	—	82,621	100.0%

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(3)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of April 1, 2024, which was the next business day following the end of the period indicated.

Government-Guaranteed Debt

The following table sets out guarantees of indebtedness by the Republic, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2) As of December 31,					As of March 31,(1)(3)
	2019	2020	2021	2022	2023	2024

	(in billions)
Total (₱)	488.7	458.3	423.9	399.0	349.4	346.0
Domestic (₱)	260.8	254.4	195.1	205.8	181.8	184.4
External (₱)	228.0	203.9	228.8	193.3	167.7	161.6
External ($)(4)	4.5	4.2	4.5	3.5	3.0	2.9

Sources: Bureau of the Treasury; Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.
(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Based on preliminary data as of March 31, 2024.

(4)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of the next business day following the end of the period indicated.

Payment History of Foreign Debt

The following table sets out the outstanding foreign-currency bonds issued by the Republic as of the dates indicated.

	Foreign Currency Bonds Issued by the Republic(1)
	Original Balance as of Issue Date(2)	Outstanding Balance as of December 31, 2022(3)	Outstanding Balance as of December 31, 2023(4)	Outstanding Balance as of March 31, 2024(5)

	($ in millions)
U.S. dollar bonds	42,811.4	34,611	37,418	35,918
Chinese Yuan Bond	344.0	0	0	0
Euro Bonds	4,364.3	4,215	4,320	3,724
Japanese yen bonds	1,806.2	1,693	1,787	1,504
Islamic Certificates	1,000.0	0	1,000	1,000

Total foreign-currency bonds	50,325.9	40,519	44,525	42,146

Sources: Bureau of the Treasury; Department of Finance

Notes:

(1)	Excludes debt securities of GOCCs and other public sector entities guaranteed by the Government.
(2)

Represents the aggregate of the original balances as of the issue dates of foreign currency bonds outstanding as of September 4, 2023. Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of issuance.

(3)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of January 3, 2023, which was the next business day following the end of the period indicated.

(4)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of January 2, 2024, which was the next business day following the end of the period indicated.

(5)

Amounts in original currencies were translated into U.S. dollars using Bangko Sentral’s reference exchange rates as of April 1, 2024, which was the next business day following the end of the period indicated.